Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Citizens Republic Bancorp, Inc. for the registration of perpetual preferred stock, a warrant to purchase its common stock and the common stock underlying the warrant, and to the incorporation by reference therein of our report dated February 28, 2008, with respect to the consolidated financial statements of Citizens Republic Bancorp, Inc., and the effectiveness of internal control over financial reporting of Citizens Republic Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Detroit, Michigan
January 6, 2009